FILED BY DUPONT DE NEMOURS, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: DUPONT DE NEMOURS, INC.

COMMISSION FILE NO. 001-38196

DuPont de Nemours, Inc. (“DuPont”)

Excerpts from the 2020 Bernstein Annual Strategic Decisions Conference held May 28, 2020

Opening remarks Edward Breen, Executive Chairman and Chief Executive Officer

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And then the big event coming up for us is staying on schedule on the N&B and IFF transaction. It’s going to close February 1, next calendar year. We have like 15 different work streams going on. I’m also surprised how well that’s going, considering work home because most of the people working on it are at home, but all the work streams are right on schedule. Andreas, the CEO of IFF, and I talk every week and have a touch point with each other to make sure everything is clicking along. And we’re planning the shareholder vote in September. And most of you would know, we have over 20% shareholder already contracted saying that they’re going to vote for the deal. But we’re progressing well, and we have U.S. antitrust approval, working on EU antitrust approval now and filed our first filing with the SEC that you can all see. So everything progressing there.

And key to that deal is that there’s $7.3 billion of cash coming over to DuPont. When that transaction occurs, we will pay $5 billion of debt down for new Remainco DuPont to put our leverage where we want it, which we want to be somewhere between 2.5 and 2.75, and then we’ll have over $2 billion of excess cash from that transaction alone. And when we pay off that $5 billion, just to highlight the situation where we have no debt payments until the end of 2023. But we’re going to be in a great cash position as our operations generate cash. The cash we get for the non-core and the excess cash we get from the IFF deal.

So with that, why don’t we go back, Jonas, and we’ll go to Q&A.

Questions and Answers

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Jonas I. Oxgaard

Sanford C. Bernstein & Co., LLC., Research Division

Okay. It seems that the — from investors, the biggest area of interest here is Nutrition & Biosciences. So the first 1 here, is there any change to the time line of the RMT, whether from COVID or other reasons?

Edward D Breen

Executive Chairman & CEO

No. We’re right on schedule. Again, there’s about 15 different key work streams that are going on. One of the big ones is the IT separation and then making sure it ties together with IFF, it works, just to give you one. And we track it literally daily and weekly. And no, we’re right on schedule. The target — we say the first quarter, the target dates actually February 1, to pull the trigger and do it. And again, the shareholder vote will be in September. And then you can see all the filings we’ve done by the way, we also, in addition to the filings that go through antitrust, we announced the management teams about a week ago, and it’s a nice mix of both IFF, senior management and what was the N&B senior management team. I think it’s 6 or 7 from the N&B team that are on the senior team there. So I think that was a real nice mix of global of talent the way that played out. We just — I think as part of that, Jonas, we announced a couple board members, John Davidson, Matthias Heinzel going to join the Board also. So I think that’s 2 new great adds from the DuPont end that we said we would pick. So half the Board would come from our side. So we’re pretty far down the road. It’s going to happen then. It’s getting closer and closer.

Jonas I. Oxgaard

Sanford C. Bernstein & Co., LLC., Research Division

Okay. So I was curious about Matthias not being on — being part of the new company management team. As you say, he’s going to be in the board?

Edward D. Breen

Executive Chairman & CEO

Yes. And by the way, this has been something Matthias and I have talked about for probably a year and half now. Matthias wants to be a CEO of a company. And by the way, I 110% endorsed Matthias to become a CEO of a company. He’s a really talented guy. And the opportunity is not here, and that’s what he wants to do. So I totally bless that, wish him well at that, but he really wanted to stay involved. And we wanted him. By the way, Andreas wanted him to stay involved, I wanted him to stay involved. He’s going to be a CEO somewhere, he’s got one nice board he’s on. He can be a huge contributor as a Board member. So we’re happy about that.

Jonas I. Oxgaard

Sanford C. Bernstein & Co., LLC., Research Division

Okay. And you’re going to be on the Board as well of the new company, right?

Edward D. Breen

Executive Chairman & CEO

Correct. Yes. So we’ve now named 3 of our, I guess, six. You have me, Matthias, John Davidson, and we will still select a few more — by the way, just so you hear, we did a matrix between an IFF, who’s going to be on the Board. Now we know 3 of ours. And we’ve done a matrix of the skill sets we want to look at. So we’ll make sure as we name our next few that we’re checking the box on what we really want to have on the Board to make sure we’ve got the diversity that we want on the Board, diversity of thought, actual diversity. So we’re pursuing that, and we’re actively talking to people right now.

Jonas I. Oxgaard

Sanford C. Bernstein & Co., LLC., Research Division

Okay. It seems that every time we have this chat, we end up talking about board seats. I appreciate you having new board seats to talk about.

So everything seems to be proceeding smoothly. Once you’ve divested N&B, the remaining business, how should we think about the dividend policy when DuPont divested or spun out Chemours— if I remember correctly, the dividend was the same, but spread over 2 companies and then Chemours immediately slashed its dividend to nothing. Should we expect a similar dividend policy for DuPont post-N&B?

Edward D. Breen

Executive Chairman & CEO

Yes. Yes, similar. We haven’t announced it yet, but it will be in the ZIP code. Yes, we’re not — no, that’s not going to happen here.

Jonas I. Oxgaard

Sanford C. Bernstein & Co., LLC., Research Division

But I did not mean to imply that new IFF would slash the dividend. I just wondering about the dividend for DuPont.

Edward D. Breen

Executive Chairman & CEO

Yes. No, no, that’s fine. And look, Jonas, as you know, the biggest thing which is interesting right now. When you look at the value of IFF that we just talked about, the value of that at least to the close of business yesterday, it was actually up above of where we announced the deal. So we announced a deal of $26.2 billion value for N&B and it was actually $26.5, not that makes a big difference. But just to say, even with everything that happened in the COVID world and everyone’s stock price is the value of that deal is still $26 billion. By the way, that’s with IFF, not even trading at a multiple of where the best companies in the industry trade at by quite a bit. So I think there’s a big opportunity as we show the market, we can operate the company together to perform. I think that company deserves the premium multiple of the top peer set, those with are going to be, the big company in the industry. So it’s an interesting opportunity for our shareholders there alone. But then when you look at New DuPont, the multiple, the new DuPont between 7 and 8x, which is extremely low. And therein lies a great opportunity if we do the right things.

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Jonas I. Oxgaard

Sanford C. Bernstein & Co., LLC., Research Division

How much of the cash is going to be spent on restructuring and separation costs?

Edward D. Breen

Executive Chairman & CEO

In total, about $500 million, and we’re already into that spend. So that starts to dissipate as we’re kind of getting towards, obviously, at the end of the year and the deal happens. So next year, 2021, Jonas will be a good — a normal year. Operations will run and generate the free cash flow from that. It’s not going into some deal or something like that. Yes, we’re going to have a lot of flexibility. And by the way, we’re going to have a shareholder vote for IFF in September. So we’re going to know — we already know it, but it’s 100%, we’re going to have the cash available as we go into next year. So we’ll be reassessing around that point in time. What do we do if we’re going to have this excess ability or maybe potentially share repurchase again.

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IFF

At IFF (NYSE:IFF) (Euronext Paris:IFF) (TASE:IFF), we’re using Uncommon Sense to create what the world needs. As a collective of unconventional thinkers and creators, we put science and artistry to work to create unique and unexpected scents, tastes, experiences and ingredients for the products our world craves. Learn more at iff.com, Twitter, Facebook, Instagram, and LinkedIn.

About DuPont

DuPont (NYSE:DD) is a global innovation leader with technology-based materials, ingredients and solutions that help transform industries and everyday life. Our employees apply diverse science and expertise to help customers advance their best ideas and deliver essential innovations in key markets including electronics, transportation, construction, water, health and wellness, food and worker safety. More information can be found at www.dupont.com.

About DuPont Nutrition & Biosciences

DuPont Nutrition & Biosciences applies expert science to advance market-driven, healthy and sustainable solutions for the food, beverage, dietary supplement and pharmaceutical industries. We also use cutting-edge biotechnology across a range of markets to advance bio-based solutions to meet the needs of a growing population, while protecting our environment for future generations. We are innovative solvers who help our customers turn challenges into high-value business opportunities. For more information: www.dupontnutritionandhealth.com or www.biosciences.dupont.com.

Additional Information and Where to Find It

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Nutrition & Biosciences, Inc. (“N&B”), a wholly owned subsidiary of DuPont, and IFF, which will immediately follow the proposed separation of N&B from DuPont (the “proposed transaction”), IFF has filed a registration statement on Form S-4 and N&B has filed a registration statement on Form S-4/S-1 on May 7, 2020, each of which contains a prospectus. In addition, on May 7, 2020, IFF filed a preliminary proxy statement on Schedule 14A in connection with the proposed transaction. Each of IFF and N&B expects to file amendments to these filings before they become effective. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROSPECTUS, PROXY STATEMENT, ANY AMENDMENTS TO THESE FILINGS, AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IFF, N&B, MERGER SUB I, MERGER SUB II AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of IFF seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents, once available, and each of the companies’ other filings with the SEC may also be obtained from the respective companies by contacting the investor relations department of DuPont or IFF.

Cautionary Note on Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the proposed transaction, the expected timetable for completing the proposed transaction, the benefits and synergies of the proposed transaction, future opportunities for the combined company and products, the benefits of the proposed organizational and operating model of the combined company and any other statements regarding DuPont’s, IFF’s and N&B’s future operations, financial or operating results, capital allocation, dividend policy, debt ratio, anticipated business levels, future earnings, planned activities, anticipated growth, market opportunities, strategies, competitions, and other expectations and targets for future periods. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, (1) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction, (2) changes in relevant tax and other laws, (3) any failure to obtain necessary regulatory approvals, approval of IFF’s shareholders, anticipated tax treatment or any required financing or to satisfy any of the other conditions to the proposed transaction, (4) the possibility that unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies that could impact the value, timing or pursuit of the proposed transaction, (5) risks and costs and pursuit and/or implementation of the separation of N&B, including timing anticipated to complete the separation, any changes to the configuration of businesses included in the separation if implemented, (6) risks related to indemnification of certain legacy liabilities of E. I. du Pont de Nemours and Company (“Historical EID”) in connection with the distribution of Corteva Inc. on June 1, 2019 (the “Corteva Distribution”), (7) potential liability arising from fraudulent conveyance and similar laws in connection with DuPont’s distribution of Dow Inc. on April 1, 2019 and/or the Corteva Distributions (the “Previous Distributions”), (8) failure to effectively manage acquisitions, divestitures, alliances, joint ventures and other portfolio changes, including meeting conditions under the Letter Agreement entered in connection with the Corteva Distribution, related to the transfer of certain levels of assets and businesses, (9) uncertainty as to the long-term value of DuPont common stock, (10) potential inability or reduced access to the capital markets or increased cost of borrowings, including as a result of a credit rating downgrade, (11) inherent uncertainties involved in the estimates and judgments used in the preparation of financial statements and the providing of estimates of financial measures, in accordance with the accounting principles generally accepted in the United States of America and related standards, or on an adjusted basis, (12) the integration of IFF and its Frutarom business and/or N&B being more difficult, time consuming or costly than expected, (13) the failure to achieve expected or targeted future financial and operating performance and results, (14) the possibility that IFF may be unable to achieve expected benefits, synergies and operating efficiencies in connection with the proposed transaction within the expected time frames or at all or to successfully integrate Frutarom and N&B, (15) customer loss and business disruption being greater than expected following the proposed transaction, (16) the impact of divestitures required as a condition to consummation of the proposed transaction as well as other conditional commitments, (17) legislative, regulatory and economic developments; (18) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)), (19) potential litigation relating to the proposed transaction that could be instituted against DuPont, IFF or their respective directors, (20) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (21) negative effects of the announcement or the consummation of the transaction on the market price of DuPont’s and/or IFF’s common stock, (22) risks relating to the value of the IFF shares to be issued in the transaction and uncertainty as to the long-term value of IFF’s common stock, (23) the impact of the failure to comply with U.S. or foreign anti-corruption and anti-bribery laws and regulations, (24) the ability of N&B or IFF to retain and hire key personnel, (25) the risk that N&B, as a newly formed entity that currently has no credit rating, will not have access to the capital markets on acceptable terms, (26) the risk that N&B and IFF will incur significant indebtedness in connection with the potential transaction, and the degree to which IFF will be leveraged following completion of the potential transaction may materially and adversely affect its business, financial condition and results of operations, (27) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (28) that N&B may not achieve certain targeted cost and productivity improvements, which could adversely impact its results of operations and financial condition, (29) the risk that natural disasters, public health issues, epidemics and pandemics, including the novel coronavirus (COVID-19), or the fear of such events, could provoke responses that cause delays in the anticipated transaction timing or the completion of transactions related thereto, including, without limitation, as a result of any government or company imposed travel restrictions or the closure of government offices and resulting delays with respect to any matters pending before such governmental authorities and (30) other risks to DuPont’s, N&B’s and IFF’s business, operations and results of operations including from: failure to develop and market new products and optimally manage product life cycles; ability, cost and impact on business operations, including the supply chain, of responding to changes in market acceptance, rules, regulations and policies and failure to respond to such changes; outcome of significant litigation, environmental matters and other commitments and contingencies; failure to appropriately manage process safety and product stewardship issues; global economic and capital market conditions, including the continued availability of capital and financing, as well as inflation, interest and currency exchange rates; changes in political conditions, including tariffs, trade disputes and retaliatory actions; impairment of goodwill or intangible assets; the availability of and fluctuations in the cost of energy and raw materials; business or supply disruption, including in connection with the Previous Distributions; security threats, such as acts of sabotage, terrorism or war, natural disasters and weather events and patterns, disasters, public health issues, epidemics and pandemics, including COVID-19, or the fear of such events, and the inherent unpredictability, duration and severity of such events, which could result in a significant operational event for DuPont, N&B or IFF, adversely impact demand or production; ability to discover, develop and protect new technologies and to protect and enforce DuPont’s, N&B’s or IFF’s intellectual property rights;, as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed merger, are more fully discussed in the registration statement and proxy statement filed by IFF and the registration statement filed by N&B. While the list of factors presented here is, and the list of factors presented in registration statements filed by each of IFF and N&B in connection with the transaction, are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Further lists and descriptions of risks and uncertainties can be found in IFF’s annual report on Form 10-K for the year ended December 31, 2019, DuPont’s annual report on Form 10-K for the year ended December 31, 2019, and each of IFF’s and DuPont’s respective subsequent reports on Form 10-Q, Form 10-K and Form 8-K, the contents of which are not incorporated by reference into, nor do they form part of, this announcement. Any other risks associated with the proposed transaction are more fully discussed in the registration statements filed with the SEC. While the list of factors presented here is, and the list of factors presented in the registration statements filed by each of IFF or N&B are representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on IFF’s, DuPont’s or N&B’s consolidated financial condition, results of operations, credit rating or liquidity. None of IFF, DuPont nor N&B assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, DuPont, IFF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of DuPont may be found in its Annual Report on Form 10-K filed with the SEC on February 14, 2020 and its definitive proxy statement filed with the SEC on April 9, 2020. Information about the directors and executive officers of IFF may be found in its definitive proxy statement filed with the SEC on March 24, 2020 and its preliminary proxy statement relating to the proposed transaction filed with the SEC on May 7, 2020. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.